SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
A listed company
CNPJ/MF Nº 02.558.115/0001 -21

TIM SUL S.A.
A listed company
CNPJ/MF Nº 02.332.397/0001 -44

TIM NORDESTE TELECOMUNCIAÇÕES S.A.
A listed company
CNPJ/MF Nº 02.336.993/0001 -00

MATERIAL FACT ANNOUNCEMENT

In compliance with Paragraph 4, Art. 157 of Law 6.404/76 and Comissão de Valores Mobiliários (“CVM”) Instruction 358/02, TIM Participações S.A. (“TIM Participações”) and the wholly-owned subsidiaries TIM Sul S.A. (“TIM Sul”) and TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”) hereby inform their shareholders and the market that, as resolved by TIM Participações Board of Directors at the meeting held on Oct.27.2005, a request will be submitted to CVM, according to Art. 34 of CVM Instruction 361/02, for relief from making a normal-course issuer tender offer to cancel TIM Sul and TIM Nordeste listed company registrations, since TIM Sul and TIM Nordeste issued securities are fully owned by TIM Participações.

Rio de Janeiro, October 27, 2005.

TIM Participações S.A.
Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of Investor Relations

TIM Sul S.A.
Alvaro Pereira de Moraes Filho
President and Director of Investor Relations

TIM Nordeste Telecomunicações S.A.
Alvaro Pereira de Moraes Filho
President and Director of Investor Relations

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 27, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer